Exhibit 99.2

NEWS RELEASE
GLAMIS GOLD LTD.

Trading symbol: NYSE, TSX — GLG	October 3, 2006

GLAMIS MAILS INFORMATION CIRCULAR REGARDING PLAN OF ARRANGEMENT WITH GOLDCORP; ANNOUNCES THIRD QUARTER EARNINGS DATE
October 3, 2006 — Reno, Nevada — Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG) announced today that it has commenced the mailing of the meeting notice and information circular for a special meeting of shareholders that is being called to consider the Plan of Arrangement with Goldcorp Inc. (TSX:G, NYSE:GG) under the Business Corporations Act (British Columbia). The proposed transaction was announced on August 31, 2006 and will create the world’s premier gold producer with low cash costs, unhedged gold production growth and high quality reserves in the Americas.
Under the terms of the Plan of Arrangement shareholders of Glamis will receive 1.69 common shares of Goldcorp and Cdn$0.0001 in cash for each Glamis share held. The Arrangement Agreement between the parties was amended to provide for this additional cash consideration in order to allow additional flexibility with respect to future income taxes associated with the Glamis assets. It is expected that Canadian (provided certain elections are filed) and U.S. shareholders will receive a tax free rollover on the receipt of Goldcorp shares. Please see the information circular for details of the transaction including income tax considerations.
The notice and information circular for the special meeting of shareholders will be filed on SEDAR and EDGAR today. The Glamis shareholders’ meeting will be held on October 26, 2006 at 9:30 a.m. (PDT) at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia. Shareholders of record as of September 26, 2006 are entitled to notice of and to vote at the Meeting. Subject to Glamis shareholder approval by a two-thirds majority vote, the transaction is expected to close in November, 2006.
Shareholders with questions about the information contained in the information circular or who require assistance in completing the proxy form for the Meeting should contact Georgeson Shareholder Communications by calling toll-free 1-866-904-8739. Banks and brokers can call collect at 1-212-440-9800.
Third Quarter Conference Call
Glamis also announced today that it will release its 2006 third quarter results before the opening of markets on Tuesday, October 24, 2006. Also on October 24, the Company will host a conference call at 3:00 p.m. Eastern to discuss the latest financial and operating results.
To participate in the conference call, please dial one of the following numbers:

1-866-383-8003	for the U.S. and Canada
1-617-597-5330	for calls outside the U.S. and Canada
The participant pass code is 65131628

The conference call will also be webcast live at www.glamis.com. A replay of the call and related slides will be available on the Glamis website beginning approximately two hours after the conclusion of the live call. An audio-only replay of the call will be available for 10 days after the call by dialing 1-888-286-8010 in the U.S. and Canada or 1-617-801-6888 outside the U.S. and Canada. The replay pass code number is 85823722.
Glamis is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold production by 2007. Glamis’ gold production remains 100 percent unhedged.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
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Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com

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